UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

ReWalk Robotics Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M8216Q-10-1

(CUSIP Number)

Ning Cong

34/F, Block A

Shenzhen International Innovation Center, 1006

Shennan Road, Futian, Shenzhen

People’s Republic of China
(86-755) 6663 2020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8216Q-10-1

1.	NAMES OF REPORTING PERSONS Timwell Corporation Limited (“Timwell”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5494%(1)
14.	TYPE OF REPORTING PERSON CO

(1)	Percentage based on 30,633,885 outstanding Ordinary Shares as of May 15, 2018 and the additional 4,000,000 Ordinary Shares issued to Timwell Corporation Limited at the First Tranche Closing (as defined below).

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CUSIP No. M8216Q-10-1

1.	NAMES OF REPORTING PERSONS Xu Han
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5494%(1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Percentage based on 30,633,885 outstanding Ordinary Shares as of May 15, 2018 and the additional 4,000,000 Ordinary Shares issued to Timwell Corporation Limited at the First Tranche Closing (as defined below).

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Preamble

This Schedule 13D (this “Schedule 13D”) is filed jointly by Timwell Corporation Limited (“Timwell”) and Xu Han (Mr. “Han”) (collectively, the “Reporting Persons”, and each a “Reporting Person”), with respect to ReWalk Robotics Ltd. (the “Company” or “Issuer”). This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”).

As previously described in reports filed with the SEC, Timwell and the Company entered into an Investment Agreement dated as of on March 6, 2018 (as amended, the “Investment Agreement”). Pursuant to the Investment Agreement, the Company agreed to issue to Timwell an aggregate of 16,000,000 ordinary shares, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”) in three tranches for an aggregate purchase price of US$20,000,000. The closing of each tranche is subject to certain closing conditions. The closing of the first tranche (the “First Tranche Closing”) took place on May 15, 2018, upon which Timwell received 4,000,000 Ordinary Shares for an aggregate purchase price of US$5,000,000.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the ordinary shares, par value NIS 0.01 per share, of ReWalk Robotics Ltd., a Israeli limited company. The principal executive offices of the Issuer are located at 3 Hatnufa St., Floor 6, Yokneam Ilit, Israel.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Timwell Corporation Limited is an investment holding vehicle incorporated in Hong Kong.

Xu Han is a citizen of the People’s Republic of China. Mr. Han is the sole director and wholly-owns Timwell. Mr. Han is the chairman of the board of directors of Shandong Realcan pharmaceutical Co., Ltd., a China-based pharmaceutical company listed on the Shenzhen Stock Exchange.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of their directors or officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of their directors or officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 15, 2018, through privately negotiated transactions, Timwell closed the first tranche of its investment under the Investment Agreement and acquired 4,000,000 Ordinary Shares for an aggregate purchase price of US$5,000,000. The source of funds for the purchase price is available funds of the Reporting Persons. No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

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ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Ordinary Shares for investment purposes. The Reporting Persons acquired the Ordinary Shares over which they exercise beneficial ownership in the belief that the Ordinary Shares represents an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other shareholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D of the Act. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

As previously described in reports filed with the SEC, Timwell and the Company entered into an Investment Agreement, pursuant to which the Company agreed to issue to Timwell an aggregate of 16,000,000 Ordinary Shares in three tranches for an aggregate purchase price of US$20,000,000. The closing of each tranche is subject to certain closing conditions. The First Tranche Closing took place on May 15, 2018, upon which Timwell has received 4,000,000 Ordinary Shares for an aggregate purchase price of US$5,000,000. If the closing conditions for the second and third tranche of the investment are satisfied and the closing of the second and third tranche takes place, the Investor will also receive 12,000,000 Ordinary Shares for an aggregate purchase price of US$15,000,000.

Pursuant to the Investment Agreement, Timwell will be entitled upon the First Tranche Closing, and for so long as it maintains a 75% ownership of the shares issued under the Investment Agreement, to designate one nominee to the board of directors of the Company (the “Board”). Following the closing of the third tranche of the investment and for so long as the shareholding requirements above are satisfied, Timwell will be entitled to designate such aggregate number of members of the Board equal to the higher of (i) one, or (ii) subject to compliance with Nasdaq Rule 5640, the number of Board members affiliated or associated with, or nominated by, the “major shareholder” with the largest number of Board members affiliated or associated with, or nominated by, such “major shareholder.” “Major shareholders” is defined as the Company’s next two largest shareholders at the relevant time under the Investment Agreement.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The following disclosure is based on the 30,633,885 outstanding Ordinary Shares as of May 15, 2018 and the additional 4,000,000 Ordinary Shares issued to Timwell Corporation Limited at the First Tranche Closing.

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Timwell Corporation Limited(2)	4,000,000 Ordinary Shares	11.5494%	4,000,000 Ordinary Shares	0	4,000,000 Ordinary Shares	0
Xu Han(2)	4,000,000 Ordinary Shares	11.5494%	4,000,000 Ordinary Shares	0	4,000,000 Ordinary Shares	0

(1)	Percentages based on the 30,633,885 outstanding Ordinary Shares as of May 15, 2018 and the additional 4,000,000 Ordinary Shares issued to Timwell Corporation Limited at the First Tranche Closing.

(2)	Mr. Han is the sole director and wholly-owns Timwell. Pursuant to Section 13(d) of the Act, each of Timwell and Mr. Han may be deemed to have the sole voting and dispositive powers with respect to the Ordinary Shares held by Timwell.

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(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the 60 days preceding the filing of this Schedule 13D.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Investment Agreement

Timwell and the Company entered into an Investment Agreement, pursuant to which the Company agreed to issue to Timwell an aggregate of 16,000,000 Ordinary Shares in three tranches for an aggregate purchase price of US$20,000,000. The closing of each tranche is subject to certain closing conditions. The First Tranche Closing took place on May 15, 2018, upon which Timwell has received 4,000,000 Ordinary Shares for an aggregate purchase price of US$5,000,000. If the closing conditions for the second and third tranche of the investment are satisfied and the closing of the second and third tranche takes place, the Investor will also receive 12,000,000 Ordinary Shares for an aggregate purchase price of US$15,000,000.

Pursuant to the Investment Agreement, Timwell will be entitled upon the First Tranche Closing, and for so long as it maintains a 75% ownership of the shares issued under the Investment Agreement, to designate one nominee to the Board. Following the closing of the third tranche of the investment and for so long as the shareholding requirements above are satisfied, Timwell will be entitled to designate such aggregate number of members of the Board equal to the higher of (i) one, or (ii) subject to compliance with Nasdaq Rule 5640, the number of Board members affiliated or associated with, or nominated by, the “major shareholder” with the largest number of Board members affiliated or associated with, or nominated by, such “major shareholder.” “Major shareholders” is defined as the Company’s next two largest shareholders at the relevant time under the Investment Agreement.

Under the Investment Agreement, Timwell agreed to refrain from selling or transferring the Ordinary Shares purchased under the Investment Agreement until 18 months following the Third Tranche Closing, subject to limited exceptions. Timwell also agreed not to acquire additional equity securities of the Company and has agreed to certain customary “standstill” arrangements, pursuant to which it will not take certain actions related to, or knowingly encourage others to take actions related to, business combinations, mergers, tender offers or restructurings, and will refrain from taking certain actions related to the calling of meetings, proxies, proposals, director nominations, voting trusts and other actions of shareholders. The Investment Agreement grants Timwell certain preemptive rights. Following the First Tranche Closing and as long as Timwell holds at least 75% of the Ordinary Shares issued under the Investment Agreement, in the event that the Company proposes to offer or sell any new securities other than in a public offering, the Company must first offer Timwell the right to purchase its then-applicable preemptive pro rata fraction of such new securities as calculated based on the terms provided in the Investment Agreement.

Registration Rights Agreement

Pursuant to the Investment Agreement, upon the First Tranche Closing, the Company and Timwell entered into a registration rights agreement (the “Registration Rights Agreement”), relating to registration under the Securities Act of 1933, as amended, of resales of the Ordinary Shares issued under the Investment Agreement. Pursuant to the Registration Rights Agreement, Timwell and certain permitted transferees will have certain demand and piggyback registration rights with customary indemnification provisions, subject to customary cutbacks on the number of shares to be registered or offered in an underwritten offering where the managing underwriter advises that marketing factors call for a limitation on the number of shares to be registered or offered. The registration rights will terminate upon certain customary triggers, including when Timwell and certain permitted transferees could sell all of the Ordinary Shares issued under the Investment Agreement without restriction pursuant to Rule 144 under the Securities Act of 1933, as amended.

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Agreements Related to the China JV

In connection with the Investment Agreement, the Company and RealCan Ambrum Healthcare Industry Investment (Shenzhen) Partnership Enterprise (Limited Partnership), an affiliate of Timwell (“RealCan Ambrum”) entered into a joint venture framework agreement, dated March 6, 2018 (the “JV Framework Agreement”). Under the JV Framework Agreement, the Company and RealCan Ambrum intend to form a joint venture company in China for the purposes of research and development, assembly, registration, import, operations, sales and marketing of the Company’s products in China (including Hong Kong and Macau) (the “China JV”). Under the JV Framework Agreement, the China JV will be owned 80% by RealCan Ambrum, other affiliates of Timwell (together with RealCan Ambrum, “Timwell JV Party”), and/or certain other related parties of Timwell and RealCan Ambrum to be agreed to by the parties in the JV Agreement (together with Timwell JV Party, “Timwell China Parties”) and 20% by the Company (which ownership by the Company will not be diluted for at least the first five years after the formation of the China JV). The parties have agreed that they will collaborate to form the China JV by negotiating and signing a joint venture agreement consistent with the terms of the JV Framework Agreement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1*	Joint Filing Agreement, by and among the Reporting Persons, dated as of May 25, 2018

Exhibit 99.2	Investment Agreement, dated March 6, 2018, between ReWalk Robotics Ltd. and Timwell Corporation Limited (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on March 23, 2018)

Exhibit 99.3*	Amendment No. 1 to Investment Agreement, dated May 15, 2018, between ReWalk Robotics Ltd. and Timwell Corporation Limited

Exhibit 99.4*	Registration Rights Agreement, dated May 15, 2018, between ReWalk Robotics Ltd. and Timwell Corporation Limited

Exhibit 99.5	Framework Agreement Regarding a Potential Joint Venture, dated March 6, 2018, between RealCan Ambrum Healthcare Industry Investment (Shenzhen) Partnership Enterprise (Limited Partnership) and ReWalk Robotics Ltd. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on March 23, 2018).

* Filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2018

Timwell Corporation Limited	By:	/s/ Xu Han
	Name:	Xu Han
	Title:	Director

Xu Han	/s/ Xu Han

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